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                    December 15, 2020

       Suzanne Cope
       Chief Executive Officer
       Deseo Swimwear Inc.
       2120 K Street, Unit 2
       San Diego, CA 92102

                                                        Re: Deseo Swimwear Inc.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed April 14,
2020
                                                            Form 10-K/A for the
Year Ended December 31, 2019
                                                            Filed November 2,
2020
                                                            File No. 333-210419

       Dear Ms. Cope:

               We issued a comment to you on the above captioned filing on November 12, 2020. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to this comment by December 30, 2020.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Jeffrey Gordon at 202-551-3866 or John Cash at 202-551-3768 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Manufacturing